Exhibit (a)(5)(B)

GXO Completes Acquisition of PFSweb

GREENWICH, Conn., October 23, 2023 — GXO Logistics, Inc. (NYSE: GXO), the world’s largest pure-play contract logistics provider, today announced the successful completion of its acquisition of U.S.-based PFSweb, Inc., a premier, tech-enabled eCommerce order fulfillment platform.

GXO CEO Malcolm Wilson said, “Today’s acquisition marks an important step on GXO’s path to expand its exposure to new high-growth verticals in North America and adds valuable capabilities that will directly benefit our customers. We are excited to officially welcome the talented PFSweb team to GXO. The successful acquisition is another example of our commitment to creating shareholder value through disciplined capital allocation when ideal opportunities arise.”

The acquisition of PFSweb will expand GXO’s offering in high-growth verticals, including cosmetics and luxury goods, across North America and Europe by leveraging PFSweb’s relationships with more than 100 brands. GXO will also capitalize on PFSweb’s key service capabilities ranging from high touch customer care and secure payments and fraud protection to  distributed order orchestration systems on which many high-end brands rely.

Following the close of the transaction, PFSweb will operate as a division within GXO’s Americas and Asia Pacific region which is led by Eduardo Pelleissone.

Eduardo Pelleissone, President, Americas and Asia Pacific, GXO, added, “We’re excited about the significant opportunity ahead with PFSweb as part of GXO. Together, we’ll expand their premium capabilities across GXO’s operations and enhance our customer offerings while growing our market share in North America.”

The tender offer by GXO for all of the outstanding shares of PFSweb expired at the end of the day, 12:00 midnight, New York City time, on October 20, 2023. Computershare Inc. and Computershare Trust Company, N.A., the depository and paying agent for the tender offer, advised GXO that as of the tender offer expiration, a total of 19,792,215 shares of PFSweb had been validly tendered and not validly withdrawn, representing approximately 86.9% of the shares outstanding. All of the conditions of the offer have been satisfied, and GXO has accepted for payment for $7.50 per share, in cash, without interest and less any applicable withholding thereon, all shares that were validly tendered and not validly withdrawn and will promptly pay for all such shares. Following its acceptance of the tendered shares, GXO completed its acquisition of PFSweb through a second step merger of Peregrine MergerSub I, Inc. with and into PFSweb. As a result of the merger, PFSweb became a wholly owned subsidiary of GXO. As a result of the transaction, PFSweb shares will be delisted and will cease to trade on the Nasdaq Capital Market.

GXO’s financial advisor for the transaction was Goldman Sachs, and its legal advisor was Wachtell, Lipton, Rosen & Katz. PFSweb’s financial advisor for the transaction was Raymond James & Associates, Inc., and its legal advisor was FisherBroyles, LLP.

About GXO Logistics

GXO Logistics, Inc. (NYSE: GXO) is the world’s largest pure-play contract logistics provider and is benefiting from the rapid growth of eCommerce, automation, and outsourcing. GXO is committed to providing a diverse, world-class workplace for more than 130,000 team members across more than 970 facilities totaling approximately 200 million square feet. The company partners with the world’s leading blue chip companies to solve complex logistics challenges with technologically advanced supply chain and ecommerce solutions, at scale and with speed. GXO corporate headquarters are located in Greenwich, Connecticut, USA. Visit GXO.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of GXO, including regarding GXO’s acquisition of PFSweb and the prospective benefits of the acquisition. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: risks related to GXO’s ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period and that GXO and PFSweb will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; the ability of GXO and PFSweb to retain and hire key personnel; negative effects of the consummation of the acquisition on the market price of GXO’s common stock or operating results; the possibility that costs or difficulties related to the integration of PFSweb’s operations with those of GXO will be greater than expected; unknown liabilities; the risk of litigation and/or regulatory actions, including litigation and/or regulatory actions related to the acquisition; uncertainties as to how customers, suppliers, employees, and stockholders will react to the acquisition; the risk of any unexpected costs or expenses resulting from the acquisition; and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on GXO’s respective businesses.

A more complete description of these and other material risks can be found in GXO’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Reports on Forms 10-K for the fiscal year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q. Any forward-looking statements are made based on the current beliefs and judgments of GXO’s management, and the reader is cautioned not to rely on any forward-looking statements made by GXO. Except as required by law, GXO does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

GXO Investors
Chris Jordan
+1 (203) 536-8493
chris.jordan@gxo.com

GXO Media
Matthew Schmidt
+1 (203) 307-2809
matt.schmidt@gxo.com